Filed by Biogen, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Biogen, Inc.
Commission File No. 0-12042

This filing relates to the proposed merger-of-equals transaction pursuant to the terms of that certain Agreement and Plan of Merger, dated as of June 20, 2003 (the “Merger Agreement”), by and among IDEC Pharmaceuticals Corporation (“IDEC”), Bridges Merger Corporation, a wholly owned subsidiary of IDEC, and Biogen, Inc. (“Biogen”). The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by each of Biogen and IDEC on June 23, 2003, and is incorporated by reference into this filing.

THE FOLLOWING IS AN INTERNAL COMMUNICATION TO EMPLOYEES TO UPDATE THEM ON THE STATUS OF THE PROPOSED MERGER AND TO RESPOND TO FREQUENTLY ASKED QUESTIONS.

BIOGEN IDEC MERGER UPDATE

What’s Been Happening?

•	This week Jim Mullen, Bill Rastetter, Peter Kellogg, and Bill Rohn have been meeting with analysts and investors, answering questions and telling the BIOGEN IDEC story. On Monday and Tuesday of this week, they met with investors in New York, and on Wednesday, they were in Boston speaking with investors from companies such as Merrill Lynch & Co.

Last night, Jim Mullen and Bill Rohn flew to Denver for meetings there and in Los Angeles today, while Bill Rastetter and Peter Kellogg are visiting Milwaukee, Kansas City and Chicago. On Friday, the investor roadshow concludes, when the entire group will meet for meetings in San Francisco and San Diego. At the end of the day, the group will visit IDEC for an employee meeting. Fran Dingle and Rob Jacobson of Investor Relations are accompanying the group on this trip.

•	In the midst of the roadshow, Jim Mullen, Bill Rastetter, Peter Kellogg and Bill Rohn met with more than 1,200 employees yesterday in Cambridge, while employees in RTP, Canada and members of the AVONEX marketing team in London for a meeting, dialed in for the meeting. Both Jim and Bill Rastetter emphasized the shared values between Biogen and IDEC, and their excitement about the future of the combined company.

•	Since the merger was announced on Monday, Biogen and IDEC have received a lot of media coverage. Some of the recent articles are in the Industry News section of Bionet.

•	The next step in the merger is to file submissions with antitrust authorities around the world, including the Federal Trade Commission in the U.S. This is a critical step in the merger process.

Question of the Day

What will the integration planning team be responsible for accomplishing?

The integration planning team will include senior people from both Biogen and IDEC. Craig Schneier, Executive Vice President, Human Resources, and Connie Matsui, IDEC’s Senior Vice President, Planning and Resource Development, will lead the team. The team will have its first meeting next week.

This team will be responsible for determining how to integrate each function, including systems, processes and activities. They’re charged with determining how to best align the combined company with the needs of the business and the workforce.

Of course, this is a tall order for one team. They’ll first prioritize the needs of the combined company, then seek input and suggestions from people in each function of both companies. As a result, a broad group of employees will ultimately be involved in and responsible for facilitating the integration.

More Information on the Way

Early next week — and each week thereafter — we’ll post answers to the questions we’ve received on Bionet. You can also expect regular updates from the integration planning team and much more. If you have any questions or suggestions as we move through the process, please post them on Bionet.

Additional Information and Where to Find It

IDEC Pharmaceuticals Corporation intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement/prospectus of Biogen, Inc. and IDEC and other relevant documents in connection with the proposed transaction. Investors and security holders of Biogen and IDEC are urged to read the joint proxy statement/prospectus and other relevant materials, when they become available, because they will contain important information about IDEC, Biogen and the proposed transaction. Investors and security holders may obtain a free copy of these materials (when they are available) and other documents filed with the SEC at the SEC’s website at www.sec.gov. A free copy of the joint proxy statement/prospectus, when it becomes available, may also be obtained from Biogen, Inc., Fourteen Cambridge Center, Cambridge, MA 02142, Attn. Investor

Relations or IDEC Pharmaceuticals Corporation, 3030 Callan Road, San Diego, CA 92121. In addition, investors and security holders may access copies of the documents filed with the SEC by Biogen on Biogen’s website at www.biogen.com and investors and security holders may access copies of the documents filed with the SEC by IDEC on IDEC’s website at www.idecpharm.com. Biogen, IDEC and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the proposed transaction. Information regarding the interests of the officers and directors of Biogen and IDEC in the proposed transaction will be included in the joint proxy statement/prospectus.